VIA FACSIMILE
						July 7, 2005

Dr. Michael J. Hartnett
Chief Executive Officer
RBC Bearings, Inc.
One Tribology Center
Oxford, CT 06478


Re:	RBC Bearings, Inc.
      Form S-1
	File Nos. 333-124824
	Filed June 28, 2005

Dear Dr. Hartnett:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 9

If interest rates, increase, interest expense will increase..., page
13

1. Please indicate how much your interest expense will increase for a
1% increase in interest in rates.

Industry and Market Data, page 25

2. Please tell us supplementally whether the market research report from The Freedonia Group, Inc. was prepared for you or for use in this prospectus, or whether it is widely and publicly available. Tell us whether The Freedonia Group, Inc. consented to your use of its information in this prospectus. We may have additional comments upon review of your response.

Business, page 56

3. We note your response to comment 32 of our June 7, 2005 letter. However, please specify the products for which you are the sole source provider.

4. We note your revised disclosure on page 60. Tell us why you have not filed your supply agreements as exhibits pursuant to Item
601(b)(10) of Regulation S-K.

Underwriting, page 97

5. We note your response to comment 44 of our June 7, 2005 letter. However, please describe in the prospectus the electronic distribution procedures of I-Deal and IPO Center.

Unaudited Pro Forma Condensed Consolidated Financial Statements,
page
30

6. Expand footnote 3 to address your adjustment which eliminates the preferred stock dividends and participation rights of preferred stock in undistributed earnings.

7. Please revise footnote 9 to include sufficient information to allow an investor to recalculate each adjustment amount. Specifically, it appears that your adjustment to additional paid-in capital is a combination of several items. Each item should be separately listed and discussed in sufficient detail to allow an investor to recalculate your adjustment amount.

8. Please revise footnote 10 to provide a more detailed explanation as to how you arrived at the amount of $1,500,000 and how you determined that this adjustment is factually supportable.

9. Please revise footnote 12 to clearly demonstrate to investors how you arrived at the total adjustment amount to interest expense. Please also either revise to include the interest expense to be incurred on the additional $40 million under your Term Loan as part of the Refinancing Transaction, or tell us why you do not believe such adjustment is required. Finally, if the actual interest rates can vary from those depicted, also disclose the effect on income of a
1/8 percent variance in interest rates.

Obligations and Commitments, page 48

10. We note your response and revised disclosure in response to comment 28 in our letter dated June 7, 2005. Since interest on your long-term debt has had and is expected to continue to have a material impact on your consolidated financial statements, please revise footnote 3 to your actual and pro forma contractual obligations tables to estimate the interest payments to be made on your outstanding debt, including the significant assumptions used to estimate such payments. Refer to Item 303(a)(5) of Regulation S-K and Release No. 33-8182 for guidance.

Critical Accounting Policies, page 50

11. We note your revised disclosures in response to comment 29 in our
letter dated June 7, 2005.  We assume you estimate the fair value of
your reporting units that have goodwill assigned to them. Please revise your disclosure for goodwill and intangible assets on page 51 as it is not clear from your current disclosure whether you estimate the fair value of your company as a whole or at the reporting unit level as required by paragraph 19 of SFAS 142.

12. Please revise your pension plans and post-retirement health care critical accounting policy to provide sensitivity analyses for the impact of changes in the discount rate and expected long-term rate of return on plan assets.

13. We note that you have significantly revised your stock based compensation disclosures on page 52 through 54 as well as your estimated fair value of your common stock in response to comment 29 in our letter dated June 7, 2005. In this regard, we note that you originally employed the market approach to estimate your enterprise value and that the calculations used in determining the fair value of the Company`s common stock were prepared contemporaneously. You indicate that the current calculations have been applied retroactively to April 4, 2004 based on the midpoint of the range set forth on the cover page to the prospectus. It is unclear from your disclosure how you have determined that the midpoint of your IPO range is an appropriate fair value for common stock underlying you options granted during various dates throughout fiscal year 2005. Provide a more comprehensive analysis of the underlying assumptions you used in your contemporaneous analysis using the market approach which resulted in the $8.00 estimated fair value and the retrospective analysis using the midpoint of your IPO range. Specifically disclose each grant date, the number of options granted and address how using the midpoint of your IPO range is an appropriate method for determining fair value of your common stock as of each grant date.

RBC Bearings Incorporated Financial Statements for the Fiscal Year Ended April 2, 2005

2. Summary of Significant Accounting Policies, page F-7

Net Income (Loss) Per Common Share, page F-9

14. We note your response to and revised disclosures for comment
49
in our letter dated June 7, 2005. We believe that basic and diluted earnings per share are required for each class of common stock in accordance with paragraph 61.d. of SFAS 128. If basic and fully diluted earnings per share for Class A and Class B are the same, you should provide transparent disclosure to that effect on the face on your Consolidated Statements of Operations. Note, however, that the disclosure requirements of paragraph 40 must be separately presented for both Class A common stock and Class B common stock within your footnote disclosure on page F-9 - F-11. Please also note that even though your Class A and Class B common stock may reflect the same basic earnings per share, a material number of dilutive securities (common stock equivalents) in either one of the respective classes of common stock, may result in a different diluted earnings per share for your Class A common stock and Class B common stock.

10. Debt

15. We note your response to comment 51 in our letter dated June
7,
2005. However, it does not appear that you provided all of the information from our comment in your disclosure. Please revise your footnote to include the weighted average interest rates for each of your debt instruments for each period presented.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736 or in her absence Jeanne Baker at (202) 551-3691, who supervised the accounting review, if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka, Staff Attorney, at (202) 551-3729 or, in his absence, me at
(202) 551-3767 with any other questions.

      			Sincerely,


      			Jennifer Hardy
						Branch Chief


cc:	Joshua N. Korff, Esq.
	(212)446-4900
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE